Supplementary Information

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of the Fund was held on October 30, 2001. Shareholders of the Fund voted on the election of three directors to hold office until their successors are elected and a proposal to approve a new investment advisory agreement between The Variable Annuity Life Insurance Company ("VALIC") and the Fund.

The results of the proposals voted on by shareholders of the Fund were as follows:

Election of three directors to the Board.

			In Favor           Withheld
Dr. Judith L. Craven    3,189,228        1,908,815
Dr. Norman Hackerman    3,177,391        1,920,652
Ben H. Love             3,189,360        1,908,683

Proposal to approve a new investment advisory agreement between The Variable Annuity Life Insurance Company ("VALIC") and the Fund.
							 Broker
For              Against      Abstain                   Non-Votes
1,095,085       2,522,617      106,135                  1,374,026